Contact

www.linkedin.com/in/
micheleahobbs (LinkedIn)
www.thehdigroup.com (Company)

Top Skills

Marketing Strategy
Direct Marketing
Account Management

Michele Hobbs

Marketing Strategist
Seattle, Washington, United States

Summary

Hobbs Direct, Inc. (HDI) was founded in 1996 as a marketing partner to the world's leading consumer and enterprise brands. Leveraging our wealth of experience, we provide cross-discipline marketing expertise and services that successfully deliver against our clients' financial and strategic goals.

HDI currently has offices in the US and the EU. In addition we maintain strong relationships with marketing consultants and agencies throughout across the globe.

Some of The HDI Group's client experience:
- Adobe
- AT&T
- Charles Schwab
- Cisco
- Hilton
- Ford
- Microsoft
- Nestle
- Nike
- Oracle
- Visa

Some of The HDI Group's agency collaboration experience:
- Draft/FCB
- Grey
- JWT
- McCann Worldgroup
- Ogilvy

Specialties: We offer marketing consulting services for both temporary and long-term placements. Our team of experienced and trusted marketing professionals are what truly sets us apart from other resourcing agencies. We have hand-selected each consultant to be a valued member of our company — and yours.

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Experience

lookyLOO
Chief Marketing Officer
January 2022 - Present (2 years 2 months)

The HDI Group
23 years

Principal
2001 - Present (23 years)
San Francisco Bay Area

Marketing Consultant
2001 - Present (23 years)
Greater Seattle Area

Social Context Labs
Account Director
February 2021 - Present (3 years 1 month)

Merck
Marketing Consultant
2019 - Present (5 years)

Helpshift
ABM Consultant
November 2020 - April 2021 (6 months)

Deltec Homes
Marketing Consultant
2020 - 2020 (less than a year)

Seeq Corporation
Marketing Consultant
2019 - 2020 (1 year)
Greater Seattle Area

Lowe's Companies, Inc.
Marketing Consultant
2018 - 2019 (1 year)

Optum
Marketing Consultant
2017 - 2019 (2 years)

Inspo Network
Marketing Consultant
April 2018 - August 2018 (5 months)
Greater Seattle Area

JARDESCA California Aperitiva
Marketing Consultant
2016 - 2018 (2 years)

eBay
Marketing Consultant
2012 - 2018 (6 years)

Moz
Marketing Consultant
2016 - 2017 (1 year)
Greater Seattle Area

Cisco
Marketing Consultant
1996 - 2016 (20 years)

cost
Marketing Consultant
2013 - 2015 (2 years)

Microsoft
Marketing Consultants
2009 - 2013 (4 years)
Greater Seattle Area

McCann Worldgroup
Account Director

2004 - 2005 (1 year)
San Francisco Bay Area

Borland
Direct Marketing Manager
1994 - 1996 (2 years)
San Francisco Bay Area

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Education

University of California, Santa Barbara
Bachelor of Science (B.S.), Sociology · (1985 - 1989)